EXHIBIT 99.1

Student Transportation Inc.’s Managed Services Group Bringing Fully Integrated Transportation Solution to The Scion Group

Leading Higher Education Student Housing Provider Partners  For Transportation Solutions

WALL, N.J., Sept. 06, 2017 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (NASDAQ:STB) announced its asset light Managed Services Group (MSG) has contracted with affiliates of The Scion Group to manage the transportation system and fleet operations at several student housing communities serving major university campus markets across the United States. Founded in 1999, Scion is one of North America’s leading owners, operators and advisors of student housing, serving nearly 50 campuses nationwide.

“We are excited about this partnership opportunity with Scion, which extends our expertise outside of the traditional K-12 market,” stated Thomas Kominsky, STI’s Chief Growth Officer. “While the Scion properties will continue to own the vehicles, we will provide our expertise in fleet management, safety and maintenance as well as bring new technologies to their transportation system. From staffing behind the wheel drivers and on-going training via our proprietary web-based Learning Management Systems to outsourced fleet maintenance solutions, our offerings and services will bring Scion a totally customized system to help reduce costs, improve their transportation operations and allow Scion to concentrate on their core competencies.”

MSG’s operations began recently and initially extend across 13 Scion properties located at various major university towns in Alabama, South Carolina, North Carolina, Indiana, Oklahoma, California and the state of Washington. MSG will be providing fuel, maintenance and repair management while also procuring replacement and supplemental vehicles if and when needed. From the outset, the entire fleet will also be equipped with Global Positioning Systems (GPS), and will utilize the company’s SafeStop™ app that provides real-time location tracking of all vehicles being used for that institution. The app will give comfort and security to potentially thousands of college and university students who live at Scion properties to know where and when the bus will arrive to transfer them from student housing to the campus and back. MSG has established a Centralized Dispatch Center and will provide real-time performance indicators and data to Scion.

About Student Transportation Inc.
Founded in 1997, Student Transportation Inc. (STI) is an industry leader in safety and fleet services. STI operates more than 13,500 vehicles throughout North America, providing customers with the highest level of safe and reliable student transportation, management, logistics and technology solutions. STI’s services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Forward-Looking Statements
Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

Company contact:
Doug Coupe
Director of Communications & Investor Relations
(843) 884-2720
dcoupe@ridesta.com